Exhibit (d)(12)

INVESTMENT MANAGEMENT

FEE REDUCTION AGREEMENT

INVESTMENT MANAGEMENT FEE REDUCTION AGREEMENT, effective as of December 3, 2012, by and between Waddell & Reed Investment Management Company (“Adviser”) and Advantus Capital Management, Inc. (the “Sub-Adviser”).

WHEREAS, Adviser and Sub-Adviser entered into an Investment Sub-Advisory Agreement dated April 15, 2009 (“Sub-Advisory Agreement”) to set forth their respective rights and obligations with respect to the provision by Sub-Adviser of certain sub-advisory services in connection with the Adviser’s investment advisory activities on behalf of Ivy Funds VIP Real Estate Securities (“Fund”); and

WHEREAS, in payment for the sub-advisory services rendered by the Sub-Adviser under the Agreement, Adviser pays Sub-Adviser compensation based on the value of the average net assets of the Fund (“management fee”); and

WHEREAS, the parties desire to reduce the management fee as set forth herein; and

NOW THEREFORE, the parties hereto agree as follows:

1.	Investment Management Fee Waiver.

The amount of the management fee computed and paid pursuant to the second paragraph of Section 5 of the Sub-Advisory Agreement shall be reduced by 0.045%.

2.	Termination.

2.1        Termination. This Agreement shall terminate upon termination of the Sub-Advisory Agreement, or April 30, 2014, whichever comes first.

3.	Miscellaneous.

3.1        Captions. The captions of this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof.

3.2        Interpretation. Nothing contained herein shall be deemed to require the Board of Trustees of Ivy Funds Variable Insurance Portfolios (“Trust”) or the Fund to take any action contrary to the Trust’s Declaration of Trust or Bylaws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of Trustees of the Trust of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

3.3        Definitions. Any question of interpretation of any term or provision of this Agreement, including, but not limited to, the business management and investment advisory fees, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Sub-Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to the Sub-Advisory Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers on February 20, 2013.

WADDELL & REED INVESTMENT MANAGEMENT COMPANY	ADVANTUS CAPITAL MANAGEMENT, INC.

By: /s/ John E. Sundeen	By: /s/ Gary M. Kleist
Title: Senior Vice President	Title: Financial Vice President
Date: February 25, 2013	Date: February 20, 2013